May 8, 2009
Mr. Jonathan Wiggins
Division of Corporation Finance
Mr. Daniel L. Gordon
Branch Chief
United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549
RE: Starwood Hotels & Resorts Worldwide, Inc.
Form 10-K for the Year Ended December 31, 2008
Filed February 27, 2009
File No. 1-07959
Dear Mr. Wiggins and Mr. Gordon:
We received your letter dated April 29, 2009 with comments on our Form 10-K for the year ended December 31, 2008. Your comments and our responses are set forth below.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 41
Comment:
1.	In future filings, please revise your tabular presentation of contractual obligations to include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.
Response:
We confirm that in future filings we will include our interest commitments associated with our interest-bearing debt within the contractual obligations table. We will also provide disclosure regarding our assumptions made to estimate payments on debt with variable interest rates.
2231 East Camelback Road, Suite 400, Phoenix, AZ 85016 Tel: 602 852 3900

Item 9A. Controls and Procedures, page 44
Comment:
2.	We note that your executive officers concluded that your disclosure controls and procedures are “effective in alerting them in a timely manner to material information required to be included in the Company’s SEC reports.” Please tell us whether your executive officers concluded that your disclosure controls and procedures were effective to ensure that information you were required to disclose in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, consistent with the definition of “disclosure controls and procedures” under the Exchange Act. Refer to Exchange Act Rule 13a-15(e). Please confirm that your future filings will more accurately describe the executive officers’ conclusions regarding effectiveness.
Response:
In the course of their evaluation of our disclosure controls and procedures, our executive officers did conclude that such disclosure controls and procedures were effective and operating to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Commission, and to provide reasonable assurance that such information is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. We have provided more detailed disclosure on the conclusions regarding effectiveness in our Quarterly Report on Form 10-Q for the period ended March 31, 2009, filed with the Commission on May 4, 2009 and will continue to provide such disclosure in future filings.
Notes to Financial Statements
Note 8. Goodwill and Intangible Assets
Comment:
3.	Please tell us as of what date you performed your annual impairment test of goodwill. If the annual impairment test was performed as of a date prior to year-end, please tell us what consideration you gave to testing for impairment between annual tests in accordance with paragraph 28 of SFAS No. 142.
Response:
We perform an impairment test of goodwill annually as of October 31 and if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We completed our 2008 annual impairment test in December 2008 and the results reflected that the fair value of our reporting units were greater than their carrying value. In January 2009, with the continued deterioration in the economic climate and, more specifically the hotel industry, we revised our forecasts downward from our initial estimates used as of October 31, 2008. We also updated our assumptions and inputs in our valuation analysis to reflect these changes. The updated impairment test in January 2009 continued to reflect no impairment for the year-ended December 31, 2008.

Note 23. Commitments and Contingencies, page F-45
Comment:
4.	We note your disclosure that you are involved in various legal matters some of which include claims for substantial sums, and that although you do not expect that the resolution of all legal matters will be material, an unfavorable resolution of some or all of these matters could materially affect your future results of operations or cash flows. Please tell us whether there is a reasonable possibility that a loss may have been incurred related to these matters, and if so, what consideration you gave to the disclosure requirements of paragraphs 9-12 of SFAS No. 5.
Response:
Prior to each periodic filing we discuss each legal matter with our General Counsel and Deputy General Counsel to determine if an accrual or disclosure should be made in accordance with SFAS No. 5. In determining whether a disclosure should be made under paragraphs 9-12 of SFAS No. 5 we consider various factors including:
•	The nature of the claim and its impact on our business

•	The likelihood of an unfavorable outcome

•	The ability to estimate losses and the materiality of those losses to us

•	Progress of the case to date

•	Opinions of outside legal counsel, if applicable

•	Our experience with similar cases

•	How we plan to respond to the matter
Based on our process discussed above we did not believe there was a reasonable possibility of material losses related to legal matters existing as of December 31, 2008.
We acknowledge that:
•	Our company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments in connection with any of the foregoing, please call me at (914) 640-2676 or Alan Schnaid, Senior Vice President and Corporate Controller at (602) 852-3326. Facsimile transmissions may be sent to either of us at either (914) 640-8526 or (602) 852-0115.

Very truly yours, STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
By:	/s/ Vasant M. Prabhu
Vasant M. Prabhu
Executive Vice President and Chief Financial Officer